SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province

People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On December 4, 2018, Mr. Don Cunningham submitted his letter of retirement from his position as the independent director of Fuling Global Inc. (the “Company”), effective as of January 1, 2019. Mr. Cunningham confirmed that his retirement is purely personal and is not involved any disagreement with the Company.

Mr. Xinfu Hu, Chief Executive Officer of the Company, stated, “We would like to thank Mr. Cunningham for his service. He has been an effective and influential member of our Board. We wish him well in his future endeavors.”

Following the retirement of Mr. Cunningham, the remaining members of the Company’s Board of Directors discussed the need to fill the vacancy created by the retirement of Mr. Cunningham. The Board members agreed that it was important to find a suitable candidate as soon as practicable. The Board has begun the process of seeking a replacement director.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: December 7, 2018	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer

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